VIA EDGAR

August 27, 2009

Ms. Kathleen Collins
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          SonicWALL, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 6, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and
June 30, 2009, Filed May 7, 2009 and August 7, 2009, respectively
Forms 8-K filed February 11, 2009, April 27, 2009, and July 23, 2009
File No. 000-27723

Dear Ms. Collins:

Thank you for your letter dated August 21, 2009 with regard to the above referenced filings. As Mr. Jason Niethamer and I have discussed, we will respond to the Staff’s comments by September 25, 2009.

Please feel free to contact me at rselvi@sonicwall.com or at (408) 752-7969.

Very Truly Yours,

/s/ Robert D. Selvi
Robert D. Selvi
Vice President & Chief Financial Officer

SonicWALL, Inc.
2001 Logic Drive       T +1 408.745.9600    www.sonicwall.com
San Jose, CA 95124    F +1 408.745.9300